Exhibit 99.1

Contact:	Andrew C. Bearden, Jr. Executive Vice President & Chief Financial Officer (334) 875-1000

THE PEOPLES BANCTRUST CO., INC. ANNOUNCES

SECOND QUARTER RESULTS

SELMA, Ala.—(August 11, 2003)—The Peoples BancTrust Co., Inc. (NASDAQ Small Cap: PBTC) today reported results for its second quarter and six months ended June 30, 2003.

Commenting on the results was Elam P. Holley, Jr., President and Chief Executive Officer. Mr. Holley stated: “Historically low interest rates and the sluggish economy continued to impact our net interest margins in the second quarter. We saw our annualized net interest margin for the second quarter of this year decline by approximately 77 basis points compared to the second quarter of last year.”

Net income was $1,375,000, or $0.25 per diluted share, in the second quarter of 2003 compared with $1,840,000, or $0.33 per diluted share, in the second quarter of 2002.

Total interest income was $9.6 million through the second quarter of 2003, compared with $10.9 million in the second quarter of 2002. Interest and fees on loans declined 8.4% to $8.1 million compared with the second quarter of last year due to a 85 basis point reduction in loan yield on a 3.6% increase in average loan balances compared with the second quarter of 2002. Interest and dividends on investment securities were down 28.8% as the average yield declined by 165 basis points on a 6.2% increase in average investment balances.

Total interest expense was $3.0 million in the second quarter of 2003 compared with $3.7 million in the second quarter of 2002. The average annual rate of interest paid on interest bearing liabilities was 1.99% in the second quarter of 2003 compared with 2.62% for the same period in 2002. Deposits increased 9.9% to $633.0 million at the end of the second quarter of this year compared with the second quarter of 2002.

Net interest income for the second quarter of 2003 was $6.6 million compared with $7.3 million in the second quarter of 2002. Net interest income after provision for loan losses was $5.7 million in the second quarter of 2003 compared with $6.4 million in the second quarter of 2002. Provision for loan losses in the second quarter of 2003 totaled $876,000 compared with $870,000 for the same period in 2002.

“People’s allowance for loan losses was $12.0 million at the end of the second quarter, up 16.6% from year end 2002,” continued Mr. Holley. “We believe the increase in our allowance for loan losses provides a solid foundation for our loan portfolio in a soft economy while reflecting our more stringent credit reviews. The coverage of our allowance to non-performing loans was approximately 240% at June 30 of this year compared with 167% at year-end 2002.”

Non-interest income, net of securities gains, rose 2.3% to $2.3 million compared with the second quarter of 2002. The increase was primarily due to higher fees from trust services, mortgage loan originations and letters of credit. Non-interest income also included rental income from real estate owned in the second quarter of 2003. These increases were partially offset by lower net security gains.

Non-interest expenses declined 2.7% to $6.1 million compared with $6.3 million in the second quarter of 2002. Personnel expenses decreased 6.9% and premises and fixed assets expenses decreased 7.0%.

Six Month Results

For the six months ended June 30, 2003, net income was $2,999,000, or $0.54 per diluted share, compared with $3,544,000, or $0.64 per diluted share, for the same period in 2002.

Total interest income for the six month period was $20.0 million compared to $22.0 million to the six month period in 2002. Total interest expense was $6.1 million in the six months ended June 30, 2003, compared to $7.5 million in the prior year period.

Net interest income for the first half of 2003 was $13.7 million compared with $14.4 million in the second half of 2002. Net interest income after provision for loan losses was $11.3 million in the first six months of 2003 compared with $12.8 million in the first six months of 2002. Provision for loan losses in the first half of 2003 totaled $2.4 million compared to $1.7 million for the same period in 2002.

Non-interest income for the second half of 2003 rose 6.7% to $5.2 million and non-interest expense was down 2.9% to $12.2 million compared with the second quarter of 2002.

Outlook for 2003

“Our outlook for the remainder of the year is for lower net interest income related to soft loan demand and the lower net interest margins resulting from the interest rate environment compared with the second half of 2002. We will continue to seek opportunities for non-interest income and improved operational efficiencies,” concluded Mr. Holley.

About Peoples BancTrust Co., Inc.

The Peoples BancTrust Co., Inc. is the parent company of The Peoples Bank and Trust Company, which has 25 offices located in nine Alabama counties (Autauga, Bibb, Butler, Dallas, Elmore, Lee, Shelby, Tallapoosa and Tuscaloosa).

Information contained in this press release, other than historical information, may be considered forward-looking in nature and is subject to various risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on Peoples BancTrust’s operating results, performance or financial condition are competition, the demand for its products and services, the ability to expand, and numerous other factors as set forth in filings with the Securities and Exchange Commission.

Earnings Summary:

(Dollars in thousands except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
	(Unaudited)
Total interest income	$9,592	$10,938	$19,752	$21,982
Total interest expense	3,030	3,665	6,088	7,539

Net interest income	6,562	7,273	13,664	14,443
Provision for loan losses	876	870	2,408	1,677

Net interest income after provision for loan losses	5,686	6,403	11,256	12,766
Net securities gains	125	283	567	529
Other noninterest income	2,326	2,274	4,622	4,332
Noninterest expense	6,139	6,312	12,161	12,527

Income before income taxes	1,998	2,648	4,284	5,100
Income tax expense	623	808	1,285	1,556

Net income	$1,375	$1,840	$2,999	$3,544

Basic net income per share	$0.25	$0.33	$0.54	$0.64
Diluted net income per share	$0.25	$0.33	$0.54	$0.64

Basic weighted average number of shares outstanding	5,562,802	5,562,784	5,562,802	5,562,784
Diluted average number of shares outstanding	5,591,952	5,578,800	5,583,531	5,574,702

Balance Sheet Summary:

(Dollars in thousands except per share amounts)

	As of June 30, 2003	As of Dec. 31, 2002
	(Unaudited)
Total assets	$767,342	$740,261
Loans, net of the unearned discount	490,729	499,258
Allowance for possible loan losses	(11,964)	(10,257)
Total deposits	633,032	596,972
Total borrowed funds	57,028	67,478
Stockholders’ equity	72,673	71,181
Book value per share	$13.06	$12.80